# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Logan Beirne, Strive, Inc., 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201, (872)-270-5406; Derek Dostal, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 113,877,916; shared voting power 0; sole dispositive power 113,877,916; shared dispositive power 0; aggregate amount beneficially owned 113,877,916 (17.92% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Ramaswamy 2021 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 28,378,826; shared voting power 0; sole dispositive power 28,378,826; shared dispositive power 0; aggregate amount beneficially owned 28,378,826 (4.47% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Matthew Cole: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,197,826; shared voting power 0; sole dispositive power 11,197,826; shared dispositive power 0; aggregate amount beneficially owned 11,197,826 (1.76% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- 2025-10 Investments LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 148,148; shared voting power 0; sole dispositive power 148,148; shared dispositive power 0; aggregate amount beneficially owned 148,148 (0.02% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Logan Beirne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 236,051; shared voting power 0; sole dispositive power 236,051; shared dispositive power 0; aggregate amount beneficially owned 236,051 (0.04% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Anson Frericks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 21,910,653; shared voting power 0; sole dispositive power 21,910,653; shared dispositive power 0; aggregate amount beneficially owned 21,910,653 (3.45% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Benjamin Pham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,113,936; shared voting power 0; sole dispositive power 4,113,936; shared dispositive power 0; aggregate amount beneficially owned 4,113,936 (0.65% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- LT&C LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 259,260; shared voting power 0; sole dispositive power 259,260; shared dispositive power 0; aggregate amount beneficially owned 259,260 (0.04% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Vivek Ramaswamy, Ramaswamy 2021 Irrevocable Trust, Matthew Cole, 2025-10 Investments LLC, Logan Beirne, Anson Frericks, Benjamin Pham and LT&C LLC.
Residence or business address: The business address of Mr. Ramaswamy is: C/O Steve Roberts, 853 New Jersey Ave SE, Suite 200-231, Washington, DC 20003. The business address of Ramaswamy 2021 Irrevocable Trust is: 3711 Kennet Pike, Suite 220, Wilmington, DE 19807. The business address of 2025-10 Investments LLC is: 2120 Olive Street, Apt. 1001, Dallas TX 75201. The business address of Mr. Frericks is: 8044 Montgomery Road, Suite 120, Cincinnati, OH, 45236. The business address of LT&C LLC is 3506 Armstrong Avenue, Dallas, Texas 75201. The business address of each of the other Reporting Persons is: 200 Crescent Court, Suite 1400, Dallas, Texas 75201.
Present principal occupation or employment: The principal occupation of Mr. Ramaswamy is entrepreneur. Ramaswamy 2021 Irrevocable Trust is a trust managed for the benefit of Apoorva Ramaswamy and descendants. Matthew Cole is acting as the Chief Executive Officer of the Issuer. The principal purpose of LT&C LLC is for personal investments. The principal occupation of Logan Beirne is acting as the Chief Legal Officer of the Issuer. The principal purpose of 2025-10 Investments LLC is for personal investments. The manager of 2025-10 Investments LLC, Benjamin Pham, is acting as the Chief Financial Officer of the Issuer. The principal occupation of Mr. Frericks is entrepreneur. He is the Co-Founder and Senior Advisor of the Issuer, an asset management and bitcoin treasury firm, Founder of Athletic Capital, a venture capital firm, and a Co-Founder of Radley Health, a behavioral health startup.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with Class A Common Stock, "Common Stock"), of the Issuer pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025, by and among the Issuer (f.k.a., Asset Entities Inc.), Strive Enterprises, Inc. ("Strive Enterprises") and Alpha Merger Sub Inc. ("Merger Sub"), pursuant to which Strive Enterprises merged with and into Merger Sub (the "Merger"), with Strive Enterprises surviving the Merger. At the closing of the Merger (the "Closing"), the equity the Reporting Persons held in Strive Enterprises was cancelled and converted into the right to receive shares of Class B Common Stock. Class B Common Stock is convertible, at the holder's option and under certain other circumstances, into Class A Common Stock. In addition, Messrs. Cole, Beirne, 2025-10 Investments LLC and LT&C LLC acquired Class A Common Stock pursuant to subscription agreements that were entered into by the Issuer, Strive Enterprises and certain investors (including such Reporting Persons) for the subscription and purchase by such investors, at the Closing and for an aggregate purchase price of $750,329,019, of (i) 345,487,794 shares of Class A Common Stock, (ii) pre-funded warrants to purchase 209,771,462 shares of Class A Common Stock at an exercise price of $0.0001 per share and (iii) warrants to purchase 555,259,256 shares of Class A Common Stock at an exercise price of $1.35 per share (the "PIPE Transaction"). Messrs. Cole and Beirne obtained the funds to purchase such Class A Common Stock from their (or their spouse's) respective personal savings. 2025-10

Investments LLC and LT&C LLC obtained the funds to purchase such Class A Common Stock from the personal savings of each of Mr. Pham and Mr. Cole, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein as a result of or in connection with the Merger. As of the date hereof, the Reporting Persons control a majority of the voting power of the Issuer, have the power to designate a majority of the board of directors of the Issuer (the "Board") and on the date hereof, designated the members of the Board. Accordingly, as of the date hereof, the Issuer is a "controlled company" for purposes of Nasdaq listing standards. Consistent with the Issuer's prior public disclosures, the Reporting Persons plan that the Issuer will be a publicly traded asset management Bitcoin Treasury Corporation -- a company whose primary objectives are to (i) accumulate Bitcoin; (ii) increase Bitcoin-per-share; and (iii) outperform Bitcoin over the long run by deploying both beta Bitcoin treasury accumulation strategies and alpha investment strategies with the goal of beating Bitcoin's investment performance as the hurdle rate. As part of that strategy, the Reporting Persons expect that the Issuer will (x) soon file a registration statement on Form S-3, which will among other things, register certain securities issued in connection with the Merger and (y) issue additional securities to finance its accumulation of Bitcoin.

The Reporting Persons include the Chief Executive Officer, the Chief Financial Officer and the Chief Legal Officer of the Issuer and will control the day-to-day operations of the Issuer. Mr. Cole also is the chair of the Board.

The Reporting Persons may in the future cease to hold a majority of the voting power of the Issuer as a result of future issuances by the Issuer and the potential exercise of warrants issued in connection with the PIPE Transaction.

The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their shares of Common Stock or other securities of the Issuer, continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer, or convert shares of Class B Common Stock into Class A Common Stock (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may present matters to the Board and engage in discussions with stockholders of the Issuer or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Apart from the foregoing, the Reporting Persons do not have, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining whether to sell shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Persons will take into consideration such factors as they deem relevant, including existing and anticipated market conditions from time to time, general economic conditions and regulatory matters, among other things. The Reporting Persons reserve the right to change their intentions with respect to any or all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) See Items 7-11 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) See Items 7-11 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days:
The following table lists the Reporting Persons' transactions in Common Stock that were effected during the sixty day period prior to the filing of this Statement. All acquisitions of shares of Class B Common Stock were effected pursuant to the Merger Agreement. In the Merger, each share of common stock Strive Enterprises owned by the Reporting Persons (on an as-converted basis) was converted into the right to receive 70.947065 shares of Class B Common Stock. As noted above, Class B Common Stock is convertible into Class A Common Stock.

Name Date Transaction Type Quantity Class Price/Share
Vivek Ramaswamy 09/12/2025 Acquisition 113,877,916 B N/A(1)
Ramaswamy 2021 Irrevocable
Trust 09/12/2025 Acquisition 28,378,826 B N/A(1)
Matthew Cole 09/12/2025 Acquisition 11,086,685 B N/A(1)
Logan Beirne 09/12/2025 Acquisition 87,903 B N/A(1)
Anson Frericks 09/12/2025 Acquisition 21,910,659 B N/A(1)
Benjamin Pham 09/12/2025 Acquisition 4,113,936 B N/A(1)
Matthew Cole 09/12/2025 Acquisition 111,110 A $1.35
2025-10 Investments LLC 09/12/2025 Acquisition 148,148 A $1.35
Logan Beirne 09/12/2025 Acquisition 148,148 A $1.35
LT&C LLC 09/12/2025 Acquisition 259,260 A $1.35

(1) See above description in this Item 5(c) regarding the Merger and the conversion of Strive Enterprises equity.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Shareholders Agreement

The Reporting Persons and the Issuer are party to that certain Shareholders Agreement, dated as of September 12, 2025 (the "Shareholders Agreement"). The Shareholders Agreement is included as Exhibit 1 to this Statement. Pursuant to the Shareholders Agreement, the Reporting Persons (as the Shareholders thereunder (the "Shareholders")) have certain rights so long as they beneficially own outstanding shares of Common Stock representing at least 50% of the voting power of the Common Stock then outstanding.

Pursuant to the terms of the Shareholders Agreement, the Shareholders have the right, but not the obligation, to nominate a number of designees to the Board equal to the greater of four designees and a majority of the Board. If at any time the number of designees to the Board who are members of the Board is fewer than the total number of designees the Shareholders are entitled to nominate, the Shareholders will have the right, at any time, to nominate such additional designees to which they are entitled, in which case the Issuer will take all necessary action to (i) increase the size of the Board in order to enable the Shareholders to nominate such additional designees, and (ii) appoint such additional designees nominated by the Shareholders to such newly created directorships. In addition, the Issuer has agreed that, as long as the Shareholders beneficially own shares of Common Stock representing at least 50% of the voting power of the then outstanding shares of Common Stock, no change will be made to the number of directors on the Board without the prior approval of the Shareholders.

The Issuer has also agreed that it will elect to be a "controlled company" for purposes of the Nasdaq listing standards as long as it qualifies as a "controlled company" under such standards.

The Shareholders Agreement will automatically terminate when the Shareholders cease to beneficially own shares of Common Stock representing at least 50% of the voting power of the then outstanding shares of Common Stock.

Registration Rights Agreement

On September 12, 2025, the Issuer entered into a registration rights agreement with the Reporting Persons (the "Registration Rights Agreement"), each of which will be entitled to certain demand and piggyback registration rights.

The Registration Rights Agreement includes customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by the Issuer, other than underwriting discounts and commissions attributable to the sale of registrable securities.

The Issuer is required to file a shelf registration statement on Form S-3 that covers the Reporting Persons' registrable securities within 30 days of the date of the Closing (the "Closing Date"). To the extent the Issuer is a well-known seasoned issuer, the Reporting Persons making a demand registration may also request that the Issuer file an automatic shelf registration statement on Form S-3 that covers the registrable securities requested to be registered.

The Registration Rights Agreement grants the Reporting Persons certain rights to demand takedowns from a shelf registration statement. Any underwritten takedown demand is required to include at least 5.0% of the Common Stock as of the Closing Date or have an anticipated aggregate offering price of at least $50.0 million. Depending on certain conditions, the Issuer may defer a demand registration for up to 90 days in any twelve-month period.

In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933 (the "Securities Act"), either for the Issuer's account or for the account of the Issuer's other security holders, the Reporting Persons are entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration.

Notwithstanding the registration rights described above, if there is an underwritten demand offering of Common Stock, directors and executive officers and the stockholders that are parties to the Registration Rights Agreement agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their Common Stock. The restrictions apply for up to 90 days in connection with an underwritten offering demanded pursuant to the Registration Rights Agreement.

The Registration Rights Agreement provides that the Issuer must pay all registration expenses (other than the underwriting discounts and commissions) in connection with effecting any demand registration or shelf registration. The Registration Rights Agreement contains customary indemnification and contribution provisions. The Issuer is also required to cooperate with the Reporting Persons in connection with certain pledges of their shares or grants of security interests in respect thereof, including in connection with margin loans.

The Registration Rights Agreement will expire on the date on which the securities subject to the registration rights agreement (i) are sold pursuant to an effective registration statement, (ii) are sold pursuant to Rule 144 under the Securities Act, or (iii) are eligible to be resold without regard to the volume or public information requirements of Rule 144. The registration rights are subject to certain delay, suspension and cutback provisions.

Investor Rights Agreement

The Reporting Persons (other than Mr. Beirne) are also party to that certain First Amended and Restated Investor Rights Agreement, dated as of July 15, 2024 (the "Investor Rights Agreement"), by and among Strive Enterprises and the other parties thereto (as amended by that certain First Amendment to the First Amended and Restated Investors' Rights Agreement, dated as of September 12, 2025), pursuant to which such Reporting Persons have agreed, subject to certain exceptions, not to transfer or take certain other actions with respect to Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock, in each case, issued in connection with the Merger, until thirty (30) calendar days following the effectiveness of the shelf registration statement on Form S-3 or Form S-1 (or a prospectus supplement pursuant to an existing registration statement on such forms) registering the resale of the shares issued in the PIPE Transaction that are eligible for registration following the closing of the Merger.

The foregoing descriptions of the Shareholders Agreement, the Registration Rights Agreements and the Investor Rights Agreement are only a summary, do not purport to be complete and are subject to, and qualified in its entirety by reference to, the full text of the Shareholders Agreement and the Registration Rights Agreement, which are filed herewith as Exhibit 1, Exhibit 2 and Exhibit 3 respectively, and incorporated by reference herein.

The Reporting Persons are also party to the Joint Filing Agreement that is included as Exhibit 4 to this Schedule 13D.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Shareholders Agreement, dated as of September 12, 2025, by and among the Issuer and the Reporting Persons (filed herewith).

2 Registration Rights Agreement, dated as of September 12, 2025, by and among the Issuer and the Reporting Persons (filed herewith).

3 First Amendment to the First Amended and Restated Investors' Rights Agreement, dated as of September 12, 2025, by and among the Issuer and the Reporting Persons (filed herewith).

4 Joint Filing Agreement, of the Reporting Persons, dated as of September 16, 2025, among the Reporting Persons (filed herewith).

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (09/16/2025)
- Ramaswamy 2021 Irrevocable Trust: /s/ Brandon Guillemin, Brandon Guillemin/Trust Officer of Rockefeller Trust Company of Delaware (09/16/2025)
- Matthew Cole: /s/ Matthew Cole, Matthew Cole (09/16/2025)
- 2025-10 Investments LLC: /s/ Benjamin Pham, Benjamin Pham/Manager (09/16/2025)
- Logan Beirne: /s/ Logan Beirne, Logan Beirne (09/16/2025)
- Anson Frericks: /s/ Anson Frericks, Anson Frericks (09/16/2025)
- Benjamin Pham: /s/ Benjamin Pham, Benjamin Pham (09/16/2025)
- LT&C LLC: /s/ Matthew Cole, Anastasia Cole/Manager (09/16/2025)